

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Ravine Court
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirt Bjork (262) 241-9983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Kause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirt Bjork, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Distributors LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CLAUDELL D. WEST
St. Joseph County
My Commission Expires
January 22, 2012
NOTARY
SEAL

Signature

PRESIDENT

Title

Claudell D. West 2/28/07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRINITY DISTRIBUTORS, LLC

TABLE OF CONTENTS



Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

To the Member
Trinity Distributors, LLC
Mequon, Wisconsin

We have audited the accompanying statement of financial condition of Trinity Distributors, LLC as of December 31, 2006 and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Distributors, LLC as of December 31, 2006 and the results of its operations, changes in its member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 27, 2007

TRINITY DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

ASSETS	
Cash and cash equivalents	$ 42,702
Office equipment	8,972
TOTAL ASSETS	$ 51,674

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 5,927
Total Liabilities	5,927
MEMBER'S EQUITY	45,747
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 51,674

See accompanying notes to financial statements.

TRINITY DISTRIBUTORS, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
Year Ended December 31, 2006

REVENUE	
Commission	$ 198,407
Interest income	453
Total Revenues	198,860
OPERATING EXPENSES	
Consulting fees	23,449
Travel expenses	28,476
Marketing expense	9,566
Rent and utilities	10,561
Professional fees	21,304
Telephone expense	3,603
Depreciation expense	6,923
Miscellaneous expense	7,766
Regulatory fees and licenses	410
Supplies	1,545
Total operating expenses	113,603
NET INCOME	85,257
MEMBER'S EQUITY - Beginning of Year	28,469
Distributions	(67,979)
MEMBER'S EQUITY - END OF YEAR	$ 45,747

See accompanying notes to financial statements.

TRINITY DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 82,527
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation	6,922
Changes in operating assets and liabilities	
Accounts payable	5,447
Due to related party	(2,234)
Net Cash Flows Provided by Operating Activities	95,392
CASH FLOWS USED IN INVESTING ACTIVITIES	
Capital expenditures for office equipment	(3,692)
Net Cash Flows Used in Investing Activities	(3,692)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Distributions	(67,979)
Net Cash Flows Used in Financing Activities	(67,979)
Net Change in Cash and Cash Equivalents	23,721
CASH AND CASH EQUIVALENTS - Beginning of Year	18,981
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 42,702

See accompanying notes to financial statements.

TRINITY DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Trinity Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Wisconsin limited liability corporation formed on October 15, 1998 for the purpose of conducting business as an independent investment sales and marketing firm. The Company is registered as a broker-dealer in Wisconsin, Illinois, and Florida.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reserves and Custody of Securities

For transactions in mutual fund shares, the Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(1) requires that the Company limit its business to the distribution of mutual funds. The Company does not hold customer funds or safekeep customer securities.

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

Office Equipment

Office equipment is stated at cost. Major expenditures for office equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office equipment is depreciated using the straight-line method over its estimated useful lives. The useful lives of office equipment for purposes of computing depreciation is 5 - 7 years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including office equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Commission Revenue

The Company recognizes revenue at the time the commissions are received.

TRINITY DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company's net income is included on the income tax return of its single member; therefore, no provision for income taxes is included.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $36,775 and net capital requirement of $5,000. The Company's net capital ratio as of December 31, 2006 was 0.16 to 1.

NOTE 3 - Office Equipment

The major categories of office equipment at December 31 are summarized as follows:

Computer equipment	$ 45,975
Furniture and fixtures	14,705
Total Office Equipment	60,680
Less: accumulated depreciation	(51,708)
Net Office Equipment	$ 8,972

SUPPLEMENTAL INFORMATION



Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Trinity Distributors, LLC
Mequon, Wisconsin

We have audited the accompanying financial statements of Trinity Distributors, LLC as of and for the year ended December 31, 2006 and have issued our report thereon dated February 27, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 27, 2007

TRINITY DISTRIBUTORS, LLC

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

AGGREGATE INDEBTEDNESS	
Account payables	$ 5,927
Total Aggregate Indebtedness	$ 5,927
Minimum required net capital	$ 395
NET CAPITAL	
Member's equity	$ 45,747
Deductions:	
Non-allowable office equipment	(8,972)
Net Capital	36,775
Net capital requirement (Minimum)	5,000
Capital in excess of minimum requirement	$ 31,775
Ratio of aggregate indebtedness to net capital	0.16 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Trinity Distributors, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Trinity Distributors, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



Virchow Krause & company

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member
Trinity Distributors, LLC
Mequon, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Trinity Distributors, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Member
Trinity Distributors, LLC
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 27, 2007

END